Exhibit 3.2

AMENDMENT TO

SECOND AMENDED AND RESTATED

BY-LAWS

OF

MEDICAL PROPERTIES TRUST, INC.

Article I, Section 1.08 of the Second Amended and Restated By-laws of Medical Properties Trust, Inc. is hereby deleted in its entirety and replaced with the following:

“SECTION 1.08 Action at Meeting. When a quorum is present, any matter before any meeting of stockholders, other than the election of directors, shall be decided by vote of the holders of a majority of the shares of stock voting on such matter, except where a larger vote is required by law, by the Charter or by these Bylaws. A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the Charter and these Bylaws, to the extent applicable, and applicable law and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. The Corporation shall not directly or indirectly vote any shares of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law. An abstention shall not be deemed a vote cast.”

Effective as of June 23, 2015.